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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                              FORM 12b-25

                                   Commission File Number 033-55254
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                         NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
                [ ] Form N-SAR

For Period Ended:  12/31/97
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[  ] Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F     [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         Part I.   Registrant Information

Full name of registrant:   Associated Technologies, Inc.
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Former name if applicable:  Associated Technologies
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Address of principal executive office (Street and number):   3 Riverside Drive
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City, State and Zip Code:  Andover, Massachusetts 01810
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                         Part II.   Rule 12b-25 (b) and (c)



     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
[X] on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                         Part III.   Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is awaiting additional financial information in order to accurately prepare its year-end financial statements.

                         Part IV.   Other Information

     (1) Name and telephone number of person to contact in regard to this notification

                    Mark Kripp                  (978) 688-8800
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                    (Name)                   (Area code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s).                                     [   ] Yes [ X ] No

          The Registrant filed a Current Report on Form 8-K on January 16, 1998. Financial Statements of Business Acquired and Pro-Forma Financial Information required by Item 7 of such report have not yet been filed on a Current Report on Form 8-K/A.
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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                            [ X ] Yes [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment.


                           Associated Technologies, Inc.
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                    (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  3/31/98                    By  /s/ Mark Kripp
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                                    Name: Mark Kripp
                                    Title: Chief Financial Officer


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Response to Part IV - Item 3
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On June 28, 1996, the Registrant acquired all of the outstanding shares of capital stock of Ogenic Technologies Pty Ltd ("Ogenic"). Prior to the Registrant's acquisition of Ogenic, the Registrant was a development-stage company with no revenues from operations. The Registrant's results of operations for the current period will incorporate a full year of Ogenic's operations as compared to the prior period ended December 31, 1996 which only incorporates six months of Ogenic's operations. As a result, operating revenue is expected to increase to approximately $2,394,000 for the year ended December 31, 1997, from $459,883 for the year ended December 31, 1996, cost of sales is expected to increase to approximately $1,479,000 for the year ended December 31, 1997, from $358,000 for the year ended December 31, 1997, and net income
(loss) is expected to decrease to approximately $(2,046,000) for the year ended December 31, 1997, from $(2,644,052) for the year ended December 31, 1996.


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